EXHIBIT 99.1

GameSquare Announces US$3.0 Million Private Placement Led by Strategic Investors Support

Accelerated Revenue Growth Trajectory and Strengthen the Company’s Balance Sheet on Approach to Profitability

October 3, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), announces closing of a US$3.0 million non-brokered private placement (the “Offering”). This capital injection will further support already accelerated revenue growth, while strengthening the Company’s balance sheet as GameSquare approaches profitability. The Offering is led by strategic investors from Silicon Valley, key executives from media & entertainment, and professional athletes.

“The opportunity to add strategic investors made up of such highly successful, connected, and influential business people across many synergistic industries, should be seen as not only recognition of the value of GameSquare’s strategic business positioning within its core market but also a reflection of the investment opportunity,” said Justin Kenna, CEO of GameSquare. “This injection of capital, along with the backstop of a $5 million line of credit by the Jones and Goff families, further supports our hyper growth trajectory and provides greater balance sheet support as we approach profitability. Our digital media agencies are a foundation for sustainable long-term growth as we build a leading, monetizable content creation business to complement the world-class teams within Complexity Gaming. With an audience of more than 220 million, and a business model that supports large, expanding growth, we are well positioned for continued business momentum across our existing clients, and for any large and global brand, who is seeking to reach gaming and esports fans.”

Details of the Offering

The Offering consisted of 29,900,000 units of the Company (the “Units”) at a price of C$0.14 per Unit for gross proceeds of US$3 million. The subscription was paid in US dollars based on an agreed to Bank of Canada exchange rate.

Each Unit consisted of one common share of GameSquare (a “Common Share”) and 0.200669 of a purchase warrant of the Company (each whole warrant, a “Warrant”) resulting in 6 million Warrants. Each Warrant will entitle the holder to purchase one Common Share at an exercise price of C$0.20, commencing on September 30, 2023, and expiring on September 30, 2027.

The net proceeds of the Offering are expected to be used to advance the business of GameSquare and for general corporate purposes. The Units issued under the Offering, and any underlying securities thereof, are subject to a hold period expiring four months and one day after the date of issuance.

The securities offered under the Offering have not been registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, and the securities issued under this Offering may not be offered or sold in the United States, absent registration or an applicable exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Units, Common Shares or Warrants. The offering or sale of the Units, Common Shares and Warrants shall not be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future performance and revenue; continued growth and profitability; the Company’s ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company’s ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.